Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 001-09120)

FINAL TRANSCRIPT

Conference Call Transcript PEG - PSEG at Williams Capital Group Northeast Seminar 2005 Event Date/Time: Mar. 01. 2005 / 3:00PM ET Event Duration: N/A

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FINAL TRANSCRIPT

PEG - PSEG at Williams Capital Group Northeast Seminar 2005

C O R P O R A T E P A R T I C I P A N T S
Thomas O’Flynn PSEG - Executive Vice President and Chief Financial Officer

PRESENTATION

Unidentified Corporate Representative

With us for our next presentation are the folks from Public Service Enterprise Group. I’m going to introduce Thomas O’Flynn whose Executive Vice President and CFO and Sue Carson who’s Director of Investor Relations. I’ll going to turn it over to Tom.

Thomas O’Flynn PSEG - Executive Vice President and Chief Financial Officer

Just a couple of brief things. Safe Harbor language all the details. We did file our 10-K late last night so that’s on Edgar and as we’ve done in the past we’ll wrap our annual around that and send it out to people over the next couple of weeks.

Just additional Safe Harbor information. Obviously we’re in the middle of a merger preceding. A deal that we announced a few days before Christmas. I’ll get into that toward the end. We did file our joint proxy about a month ago. That’s under review and we’ll get that out to folks. Obviously a lot of the comments we make here have overlapped with issues discussed within the proxy.

I think all this is very important just from a business standpoint. It’s the right way to do things and as we go into critical proceedings like the merger proceedings this is the kind of starting place that makes us feel good about having a reasonable outcome there.

Nuclear updates. Obviously a large part of the merger, but we did in mid January on the schedule date implement the operating services agreement with Exelon. That’s using the proven Exelon nuclear management model. A couple of dozen people now of personnel really managing each of the facilities and throughout the organization so I think with what we’ve seen is obviously the Exelon folks can bring the skills and depth of their organization people, process knowledge of facilities - it’s all been very constructive ask them to come in with a whole process has been very impressive.

From our standpoint more regions is better. We have capacity in constrained areas so the extent we talk about MAAC the eastern part of MAAC that would help us because our plants would have greater locational value than the average plants in PJM. There’s also talk about at some point going up and looking at a region we call PS North - which is Public Service North that would have even more potential locational value. So it’s generally quite good for us because of the material improvement to our and our friends Exelon's margins.

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FINAL TRANSCRIPT

PEG - PSEG at Williams Capital Group Northeast Seminar 2005

The merger. The timeline is consistent with what we talked about when this was announced on December 20th. February 4th, we made all our filings in three states and down at the FERC filed a joint proxy a few days later.

The nuclear operating agreement was implemented according to plan on the 17th of January and that’s now well underway. In terms of the overall proceedings. Obviously a lot of work to do. I’d say we’re reasonably encouraged. Don’t see any major issues that we can’t work our way through but nevertheless it is a very large volume of things we need to work our way through. We’re still targeting potentially first quarter of next year for closing.

Just in terms of generation assets and I’ll just give you this as a precursor to the market mitigation we’re talking about at FERC. Here’s the map - you can see our assets, the old PECO assets and the ComEd which stretch out nicely across PJM. We also have a good mix of base loads, loads following and peaking. You can see that our peaking facilities has been on a proportional basis higher than the Exelon units so it balances out and I think has stated this profile of plants given better range, greater breath across the dispatch curve to be able to serve load which is where the most attractive means to have your generation booked forward.

We also have some meaningful investment in ERCOT between the two companies so I think at least from our standpoint we said that our Texas stuff was unclear that it was core. I think at this point as we look at the two businesses together Texas may well be core.

Market mitigation. When we filed with the FERC we talked about a divestiture of 5500 megawatts. A proposed divestiture of assets at the base mid-merit and peaking levels. I’ll start with the bottom piece first the 2900 megawatts of fossil which is 1,000 megawatts of peaking and 1900 of mid-merit. At least 550 of those are coal fired and these are all in PJM East so we each have two plants in that zone.

And then there’s the - what we’re calling a virtual divestiture of improvement of 2600 megawatts of nuclear facilities. This would give us the ability to continue to own - operate the nuclear facilities but commit to have the capacity sold forward. It could be as long as a 15-year contract or it may be in shorter rolling contracts that would dovetail with the BGS. So we’d be selling from the nuclear plants 2400 megawatts firm at a designated nuclear node in PJM East. We believe that this takes the ultimate output out of our hands and also frankly by - we’ll make these virtual divestiture pieces available in small blocks that would allow smaller marketers - people who plan to participate in BGS, would allow them to participate and we believe that spread of that 2600 megawatts equivalent capacity into - spread into a broader market.

So far I think we’ve had good reception from FERC. We’ll see how that process goes but I think in terms of the size both our experts thought was reasonable market mitigation. We think this mitigation package is quite strong. In fact we put it together with a view that it would be a compelling argument and we could have a good chance of moving forward without going into full hearings.

Synergy’s the same as what we talked about when we announced a couple of months ago you could see by business the breakout and by category. I think the key here is that 70% of the synergies are non-regulated and they’re really all cost based. The only thing that would be a revenue improvement here would be improved capacity factor expectation of our nuclear plant which is very reasonable if you look at our plants focus - the Exelon plants but in terms of other softer revenue enhancements we’ve have not got those baked in so they’re fairly easy to get your arms around. And by having 70% in the non-regulated business in terms of the state processes we have to go through at least it’s a modest part of the synergies that we think are reasonable to discuss there.

Post merger environment - then we’re pricing the BGS contracts in our shop in New Jersey. We think that’s all going well. It’s going well for the customer of PSE&G and from Power, allowing Power to balance their portfolio on a reasonable basis. Improved nuclear capacity factors and operations and so on. There’s issues in Illinois with their procurement and rate cases. Things that we think - we can be helpful with in terms of our T&D scale and capabilities in terms of our BGS experiences could be helpful in their rate case and procurement auction. Balance sheet flexibility and then post merger - thinking about other regions.

Some of the things we’ve been saying I think are fairly clear at this point but a combination of - two strong companies, increased scale - complimentary operations and business models are quite similar and we think that the strength that each of us can bring and can help the others are sales from the T&D side the Exelon folks obviously quite strongly from the operations that starts in nuclear. Low cost supply portfolios. Together we’ll have 60% of our megawatt hours in nuclear. I guess more financial policy and - the reason we come in regulatory framework was - and the things that we’ve done through in New Jersey obviously PECO’s gone through, some of the transition issues that will be dealt with from Illinois are things that we went through a couple of years ago so we’re really quite similar regulatory transitions.

With that I think I’ll turn it over to any questions.

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Q U E S T I O N A N D A N S W E R
Thomas O’Flynn - PSEG - Executive Vice President and Chief Financial Officer

Unidentified Audience Member

In regards to the reliability pricing model could you talk about the actual number of megawatts that you think could be effective which would have upside to your- or is it something - I don’t think it’s something that I would be able to just take a number of megawatts and apply a certain number-is there a certain percentage of it or certain assets that I think about or apply that kind of upfront?

The decision hasn’t been made. We’ve said that we will selectively look to monetize those assets overtime. If you look through the proxy I think you’d see that the Exelon folks are taking a close look at that and it’s in discussion there but then having some expectations of doing that over time.

Unidentified Audience Member

When you look at the whole approval process where might the FERC or the New Jersey BPU come after the two companies? Where do we have to look for to be worried about something throwing a wrench in the whole thing?

Thomas O’Flynn - PSEG - Executive Vice President and Chief Financial Officer

Well, truly the bulk of our megawatts in PJM - all of our megawatts in PJM will be subject to this. Clearly when we talk about locational in value our megawatts in PJM East would be in a more constrained area and should take the benefit over time of premium capacity prices. But in traditional PJM our megawatts are 11.5 in that sort of zone so I mean there’s some very large numbers.

Thomas O’Flynn - PSEG - Executive Vice President and Chief Financial Officer

I think the two places perhaps one might be FERC and if you look through the proxy that is something that we thought about early on was a meeting we had in August down in Washington to talk about those issues. We’ve thought very hard with internal counsel and experts - external counsel, external market experts and actually has a very similar view at the end of the day and also has a very strong confidence in our proposal and also I think I’ve gotten very positive feedback from FERC so that’s an issue that we feel good about it but obviously there’s a lot of wood to chop between here and the goal line.

The other thing in New Jersey is a process, obviously, as we move the headquarters out in New Jersey. The commission will take a close look at it but if you think about the scope of things in terms of to look at in terms of reliability - in terms of some synergies, in terms of stronger balance sheet, the collective strength of the operating business is not within PSEG is a very larger supplier to PSE&G customers so that’s good. This is the strength of excellence and the community presence from an overall management perspective. I think there’s a lot of things that are very positive.

Within New Jersey, I think we expect the process to be fairly full and long and that’s consistent with how we run our rate cases. You know, the last rate case probably stretched out a year with a lot of discussion a lot of documentation, interaction - at the end of the day we find a middle ground so there’s not - we’re not aware of any large material issues that could present a block in New Jersey but nevertheless there’s a lot of things we need to spend time with people on this - that the process we initiated is the process we’re in the middle of and it’s a collective process. Obviously we’re doing it but the Chicago folks including John Rowe in there - so spending some of my time in New Jersey to make sure that people know we’re there.

Unidentified Audience Member Thank you. Do you say that Exelon would benefit as well from this?

Thomas O’Flynn - PSEG - Executive Vice President and Chief Financial Officer

Yes certainly. Certainly Exelon would. They’re in PJM. The PECO assets are rivals in PJM East. In fact the reason that we’re proposing market mitigation is our assets share some constrained regions and that’s why we’re proposing some of the market mitigation but Chicago obviously would be part of that process too. It would be a material upside for both companies.

Unidentified Audience Member Thank you.

Unidentified Audience Member

I don’t know if this determinations been made and or made public but once the companies are combined, as Exelon has never really done overseas has any decision been made as far as just sort of pulling everything back to the U.S. or haven’t you made that decision yet?

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FINAL TRANSCRIPT

PEG - PSEG at Williams Capital Group Northeast Seminar 2005

specific. The real base load plants we have in PJM East are the nuclear plants. That’s why we focused on them.
Unidentified Audience Member Has anyone ever attempted this virtual divestiture before?

Unidentified Audience Member

A question related to the company’s - has a company navigates the regulatory process in New Jersey to get the approval. Are the T&D rates something that’s on the table for discussion?

Thomas O’Flynn - PSEG - Executive Vice President and Chief Financial Officer

I’m not aware Kirk. We think it’s fairly - it’s been smaller - it’s been done on a smaller scale. We think it makes sense though, for nuclear plants. As you think about it you want to get the two things from the market monitor point of view you’d be worried about is how much power you can control and we committed to sell that power either on a long term basis or to sell it on a rolling BGS type three year intervals to other people so we will not control the power. Then one could ask well could there be a chance that you’ change the operations of the plant to influence the market but clearly as you run nuclear plants you’re not going to cycle - you’re not going to reduce the output of a nuclear plant because the nuclear plant is its data base especially with a nuclear fleet of 20 plants. Your nuclear reputation and credibility, your operating skills are paramount and so you’re going to run that nuclear plant as well as you can to seek your reliability cost effectiveness et cetera. So I think with that as a backbone it makes a lot of sense. It was something that was a plant that could be cycled more than it may be tough argument.

Thomas O’Flynn - PSEG - Executive Vice President and Chief Financial Officer

Well T&D rates the 30% of the synergies those are allocated to the three T&D companies; ComEd, PECO and PSE&G. The PSE&G shares around 40% I think as filed in the testimony. To the extent those synergies go to ratepayers then that would impact the T&D rates yes.

Unidentified Audience Member Where are we at the utility - the regulated ROE?

Thomas O’Flynn - PSEG - Executive Vice President and Chief Financial Officer

Wouldn’t effect the ROE it would effect more the costs to the extent that our incurred costs and our costs of service goes down the question is are there - how much of those synergies can we retain for shareholders versus sharing some of that clearly with rate-payers

Unidentified Audience Member

Could you share with us the company’s thought process in deciding to divest the 2600 megawatts of nuclear capacity? I’m just curious is because the geographical locations of those plants or is it the fuel type and related to that could those nuclear assets be substituted with more coal so base load for base load a different type of fuel?

Unidentified Audience Member Okay, thanks.

Thomas O’Flynn - PSEG - Executive Vice President and Chief Financial Officer Okay thank you.

Thomas O’Flynn - PSEG - Executive Vice President and Chief Financial Officer

We saw as you looked at it that you really needed to have the 2600 of megawatt of, a number close there to of base load and then the 1900 of mid-merit and the 1000 of peaking as we looked at it because there’s market concentration - it gets measured by region. It gets measured by points on the dispatch curve - some fairly technical analysis that you can read testimony results it’s all public from the FERC on February 4th. So given that we need a base and the way we run - our coal plants are really mid-merit, Keystone and Conemaugh that we both own, we own 23 and Exelon owns I believe 20%. Those are base loads. They’re very low cost - they run 80-90% of the time. If you look at our Mercer and Hudson they’re more cycling. Their capacity factor has been more in the 50,55% range overtime. So it’s a - that probably needs to be a

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PSEG/Exelon Merger

Dec 2004

Q1 2005

Q2 2005

Q1 2006

Q4 2005

Q3 2005

Announce
Transaction
12/20/04

FERC, NJBPU,
ICC Regulatory
Filings 2/4/05

File Joint Proxy
Statement
2/10/05

Exelon & PSEG
Shareholder
Meetings

Receive Regulatory
Approvals

Work to Secure Regulatory Approvals
(FERC, SEC, NRC, DOJ or FTC, NJBPU, NJDEP*, PAPUC, ICC*, NYPSC)

1/17/05

Close Transaction

Implement Nuclear Operating Services Agreement

Develop Transition Implementation Plans

* Notice filing only

Anticipated Timeline - Update

27

ComEd
An Exelon Company
PSEG
PECO
An Exelon Company

PSEG

6,075

12,305

23,993

TOTAL

1,544

2,950

0

ERCOT

0

500

514

NYISO

163

837

503

NEPOOL

4,368

8,018

22,976

PJM

Peaking

Load Following

Baseload

(MW)*

PEG:

EXC:

* Excludes 8,701MW of long
term contracts and 411MW in
other regions

Combined Generation Assets

28

2/4/05 - Filed the merger
application with FERC

Proposed Divestiture

“Virtual Divestiture”

Transfer control of 2,600MW of
baseload nuclear energy

2,400MW in PJM East

Divest a total of 2,900MW fossil
fuel facilities

Peaking                     1,000MW

Mid-Merit                  1,900MW

at least 550MW coal-fired

Exelon

Baseload

Load Following

Peaking

Market Power Mitigation

PSEG

Baseload

Load Following

Peaking

29

By Business

Nuclear (1)

Trading

Genco Corp/
Fossil

T&D

Corporate,
Business
Services

By Category

Supply

Corporate
Programs

Nuclear
Outage
Costs

Nuclear
Production
Improvements

Staffing

Info
Technology

16%

9%

7%

11%

39%

15%

9%

3%

14%

43%

34%

(1) Includes cost and production improvement

$500 Million of Synergies in Year 2

30

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Public Service Enterprise Group Incorporated and Exelon Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Such statements are based upon the current beliefs and expectations of Public Service Enterprise Group Incorporated’s and Exelon Corporation’s management, are subject to significant risks and uncertainties and may differ materially from actual future experience involving any one or more of such matters. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the timing of the contemplated merger and the impact of any conditions imposed by regulators in connection with their approval thereof; the failure of Public Service Enterprise Group Incorporated and Exelon Corporation stockholders to make the requisite approvals for the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; the effects of weather; the performance of generating units and transmission systems; the availability and prices for oil, gas, coal, nuclear fuel, capacity and electricity; changes in the markets for electricity and other energy-related commodities; changes in the number of participants and the risk profile of such participants in the energy marketing and trading business; the effectiveness of our risk management and internal controls systems; the effects of regulatory decisions and changes in law; changes in competition in the markets we serve; the ability to recover regulatory assets and other potential stranded costs; the outcomes of litigation and regulatory proceedings or inquiries; the timing and success of efforts to develop domestic and international power projects; conditions of the capital markets and equity markets; advances in technology; changes in accounting standards; changes in interest rates and in financial and foreign currency markets generally; the economic and political climate and growth in the areas in which we conduct our activities; and changes in corporate strategies. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. We intend the forward-looking statements to speak only as of the time first made and we do not undertake to update or revise them as more information becomes available. Additional factors that could cause Public Service Enterprise Group Incorporated’s and Exelon Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2004 Annual Reports on Form 10-K of Public Service Enterprise Group Incorporated and Exelon Corporation, respectively, as such reports may have been amended, each filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website, www.sec.gov.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Public Service Enterprise Group Incorporated or Exelon Corporation. Exelon Corporation has filed with the Securities and Exchange Commission a registration statement (File No. 333-122704) that includes a preliminary joint proxy statement/prospectus. A definitive joint proxy statement/prospectus and other relevant documents are expected to be mailed by Public Service Enterprise Group Incorporated and Exelon Corporation to their respective security holders in connection with the proposed merger of Public Service Enterprise Group Incorporated and Exelon Corporation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED, EXELON CORPORATION AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the Securities and Exchange Commission free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171, or from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398.

Participants in Solicitation

Public Service Enterprise Group Incorporated, Exelon Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Public Service Enterprise Group Incorporated’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Public Service Enterprise Group Incorporated on March 10, 2004, and information regarding Exelon Corporation’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Exelon Corporation on March 12, 2004. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE.